April 5, 2018

Via Edgar

Securities and Exchange Commission,

        Division of Corporation Finance,

                100 F Street, N.E.,

                        Washington, D.C. 20549,

                                 United States of America.

Attn: Christopher Dunham

Re:	Barclays PLC Registration Statement on Form F-3 (No. 333-223156), as amended on March 27, 2018 and on April 4, 2018

Dear Mr. Dunham:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Barclays PLC hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-3 be accelerated so that it will be declared effective at 10:00 a.m. Eastern Daylight Time, on April 6, 2018, or as soon thereafter as practicable.

It would be appreciated if, after the Registration Statement is declared effective, you would inform John O’Connor at Sullivan & Cromwell LLP at +44 20 7959 8515.

Securities and Exchange Commission	- 2 -

Sincerely,

Barclays PLC

By: /s/ Stuart Frith

Name: Stuart Frith
Title: Vice President, Treasury

cc:	John O’Connor
(Sullivan & Cromwell LLP)